UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Silver State Bancorp

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

828251108

(CUSIP Number)

Linda L. Yanke

4414 S. Geckler Lane

Boise, ID 83716

208-342-8901

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 13d-7 for the parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or othiswise subject to the liabilities of that section of the Act but shall be subject to all othis provisions of the Act (however, see the Notes).

CUSIP No. 828251108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Linda L. Yanke
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

2,457,792*
8. Shared Voting Power

0*
9. Sole Dispositive Power

2,457,792*
10. Shared Dispositive Power

0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,457,792*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

16.12% of shares of Common Stock
14.	Type of Reporting Person (See Instructions)

IN

*	Linda L. Yanke, Mr. Yanke’s widow, is a trustee and sole beneficiary of Mr. Yanke’s estate. Includes 58,000 shares held in Mrs. Yanke’s name. Mrs. Yanke is the mother-in-law of Bryan S. Norby, Chairman of the Board of Silver State Bancorp. The Estate of Ronald C. Yanke and Mrs. Yanke disclaim beneficial ownership of all shares attributable to Mr. Norby. Mrs. Yanke as been qualified as the personal representative of Mr. Yanke’s estate under Idaho law.

CUSIP No. 828251108

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Estate of Ronald C. Yanke, EIN: 20-6215384
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Idaho

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

2,399,792
8. Shared Voting Power

0
9. Sole Dispositive Power

2,399,792
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,399,792
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.74% of shares of Common Stock
14.	Type of Reporting Person (See Instructions)

OO

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the shares of common stock, $0.001 par value (“Common Stock”), of Silver State Bancorp, a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 400 North Green Valley Parkway, Henderson, NV, 89014.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed by Linda L. Yanke (“Mrs. Yanke”), widow of Ronald C. Yanke, a founder of Silver State Bancorp, and the Estate of Ronald C. Yanke (the “Estate”).

(b) The address of the Estate and Mrs. Yanke is 4414 S. Geckler Lane Boise, ID 83716.

(c) Mrs. Yanke’s present principal occupation is homemaker.

(d) During the past five years, Mrs. Yanke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mrs. Yanke has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mrs. Yanke is a United States citizen and the Estate is governed by the laws of Idaho.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ronald C. Yanke (“Mr. Yanke”) died on February 3, 2004. At the time of his death, Mr. Yanke beneficially owned 2,407,792 shares of Silver State Bancorp. Mr. Yanke obtained these shares in connection with his role as a founder of Silver State Bancorp. On February 22, 2004, an Idaho District Court issued Letters Testamentary appointing Linda L. Yanke (“Mrs. Yanke”), Mr. Yanke’s widow, the personal representative of the Estate of Ronald C. Yanke under the last will and testament of Mr. Yanke (the “Estate”).

All of the shares of Silver State Common Stock beneficially owned by the Estate will be distributed to Mrs. Yanke as the sole beneficiary of Mr. Yanke’s estate.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure set forth in Item 3 is incorporated by reference into this Item 4.

Upon distribution of the shares of Silver State Bancorp Common Stock to her outright as sole beneficiary, Mrs. Yanke may make open market sales of Silver State Bancorp Common Stock to provide for living expenses and to diversify her investment portfolio. Some of such sales may be made under a trading plan she may adopt pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934. Further, Mrs. Yanke may make gifts of Silver State Bancorp Common Stock to family members and charitable institutions.

Mrs. Yanke may also acquire additional shares of Silver State Bancorp Common Stock, dispose of additional shares of Silver State Bancorp Common Stock and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of her or the Estate’s positions in the Silver State Bancorp Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the federal securities laws.

As of the date of filing of this statement, Mrs. Yanke has no plan or proposal that relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF SILVER STATE BANCORP

(a) and (b) The following table sets forth the number of shares of Silver State Bancorp Common Stock that are beneficially owned by Linda L. Yanke (“Mrs. Yanke”) and the Estate of Ronald C. Yanke (the “Estate”), together with the percentage of such Common Stock beneficially owned by Mrs. Yanke and the Estate, as of the date hereof. As personal representative of the Estate, Mrs. Yanke is deemed to share beneficial ownership of all of the shares of Silver State Bancorp Common Stock owned by the Estate. Mrs. Yanke has sole power to vote and dispose of the shares of Common Stock that she beneficially owns.

Name	Number of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Linda L. Yanke	2,457,792	16.12%
Estate Ronald C. Yanke	2,399,792	15.74%

(c) No transactions have occurred within the last 60 days.

(d) To Mrs. Yanke’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF SILVER STATE BANCORP

None.

ITEM 7.	MATERIAL REQUIRED TO BE FILED AS EXHIBITS

10.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2007

ESTATE OF RONALD C. YANKE

/s/ Linda L. Yanke

Name:	Linda L. Yanke
Title:	Personal Representative

/s/ Linda L. Yanke

Linda L. Yanke